UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

February 3, 2010

THERMO FISHER SCIENTIFIC INC.

(Exact name of Registrant as specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	1-8002 (Commission File Number)	04-2209186 (I.R.S. Employer Identification Number)

81 Wyman Street Waltham, Massachusetts (Address of principal executive offices)	02451 (Zip Code)

(781) 622-1000
(Registrant's telephone
number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

□ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

□ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

□ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

□ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended September 26, 2009, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; general worldwide economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; the effect of laws and regulations governing government contracts; the effect of competing with certain of our customers and suppliers; and the effect of rapid changes in the healthcare industry. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 8-K.

Item 2.02   Results of Operations and Financial Condition

On February 3, 2010, the Registrant announced its financial results for the fiscal quarter ended December 31, 2009. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

The information contained in this Form 8-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

The following Exhibit relating to Item 2.02 shall be deemed "furnished", and not "filed":

99.1   Press Release dated February 3, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 3rd day of February, 2010.

THERMO FISHER SCIENTIFIC INC.

By: /s/ Peter E. Hornstra
     Peter E. Hornstra
     Vice President and Chief Accounting Officer

Thermo Fisher SCIENTIFIC

News
Exhibit 99.1

FOR IMMEDIATE RELEASE

Media Contact Information:
Ron O'Brien
Phone: (781) 622-1242
Email: ron.obrien@thermofisher.com
Website: www.thermofisher.com

Investor Contact Information:
Ken Apicerno
Phone: (781) 622-1294
Email: ken.apicerno@thermofisher.com

Thermo Fisher Scientific Reports Record Revenues in Fourth Quarter 2009; Initiates Guidance for 2010

WALTHAM, Mass. (February 3, 2010) – Thermo Fisher Scientific Inc. (NYSE: TMO), the world leader in serving science, reported that revenues increased 7% to a record $2.84 billion in the fourth quarter of 2009, compared with $2.65 billion in the 2008 quarter. The revenue growth reflects the impact of currency translation, which increased revenues by 3%, and the effect of acquisitions, which also increased revenues by 3%.

Adjusted earnings per share (EPS) grew 5% to $0.91 in the fourth quarter of 2009, versus $0.87 in the 2008 quarter. Adjusted operating income for the 2009 quarter increased 4% versus 2008 results, and adjusted operating margin declined 60 basis points to 18.0%, compared with 18.6% in the 2008 period. GAAP diluted EPS was $0.65 in 2009, versus $0.67 in the year-ago period. GAAP operating income for the 2009 quarter was $324.3 million, compared with $322.5 million in 2008, and GAAP operating margin was 11.4%, compared with 12.2% a year ago.

For the full year, revenues declined 4% to $10.11 billion in 2009, compared with 2008 revenues of $10.50 billion. The revenue decline reflects the impact of currency translation, which decreased revenues by 2%, and the effect of acquisitions, which increased revenues by 1%.

Full-year adjusted EPS declined 3% to $3.05 in 2009, versus $3.13 in 2008. Adjusted operating income for 2009 decreased 8% over 2008 results, and adjusted operating margin declined 80 basis points to 17.0%, compared with 17.8% in 2008. GAAP diluted EPS was $2.01 in 2009, versus $2.25 in 2008. GAAP operating income in 2009 was $1.05 billion, compared with $1.23 billion a year ago, and GAAP operating margin was 10.4% in 2009, compared with 11.7% in 2008.

Adjusted EPS, adjusted operating income, adjusted operating margin and free cash flow are non-GAAP measures that exclude certain items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

Fourth-Quarter and Full-Year Highlights

- Revenues increased 7% to a record $2.84 billion in the fourth quarter
- Adjusted EPS grew 5% in the fourth quarter
- Generated $0.46 billion of free cash flow in the quarter, and a record $1.47 billion for the year
- Invested nearly $250 million on R&D in 2009; launched innovative new products, including game-changing Thermo Scientific Velos LTQ mass spectrometry platform
- Recorded approximately $50 million in revenue from global government stimulus programs in 2009
- Deployed $650 million of capital on complementary acquisitions in 2009; announced agreements to acquire Ahura Scientific and Finnzymes just after year end

"I'm proud of the way our employees performed this past year in a tough economic environment," said Marc N. Casper, president and chief executive officer of Thermo Fisher Scientific. "We successfully executed on our strategy – a combination of prudent cost-cutting in the short term and strategic investment that will yield growth over the long term. As a result of these actions, and the gradual recovery we are seeing in our key end markets, in the fourth quarter we grew adjusted EPS for the second quarter in a row and delivered organic revenue growth.

"We are pleased to be back on a growth path. To achieve our goals for 2010, we are focused on four priorities: investing to drive sustainable top-line growth, leveraging our unique value proposition for our customers, expanding our operating margins and effectively deploying our capital – all to generate shareholder value. Our attractive end markets, commitment to technology development and continued expansion in Asia will be catalysts for growth, along with the scale and breadth that comes from our position as the industry leader."

Casper added, "Given the actions we took in 2009, and the improvement we are seeing in our markets, we expect to grow revenues by 5 to 7 percent in 2010 to a range of $10.60 to $10.80 billion. We expect to achieve adjusted EPS growth of 8 to 13 percent, to a range of $3.30 to $3.45." (The 2010 guidance does not include any future acquisitions or divestitures and is based on present currency exchange rates. In addition, the adjusted EPS estimate excludes amortization expense for acquisition-related intangible assets and certain other items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures.")

Management uses adjusted operating results to monitor and evaluate performance of the company's business segments.

Analytical Technologies Segment
Revenues in the Analytical Technologies Segment increased 5% in the fourth quarter of 2009 to $1.19 billion, compared with 2008 revenues of $1.14 billion. Adjusted operating income increased 2% in the fourth quarter of 2009, and adjusted operating margin declined to 21.8%, versus 2008 results of 22.3%.

For the full year, revenues declined 7% in the Analytical Technologies Segment to $4.15 billion in 2009, compared with $4.47 billion in 2008. Adjusted operating income for the segment declined 12% in 2009, and adjusted operating margin decreased to 20.2%, versus 21.4% a year ago.

Laboratory Products and Services Segment
In the Laboratory Products and Services Segment, revenues grew 9% in the fourth quarter of 2009 to $1.77 billion, compared with 2008 revenues of $1.62 billion. Adjusted operating income increased 5% in the fourth quarter of 2009, and adjusted operating margin declined to 14.1%, versus 2008 results of 14.7%.

For the full year, the Laboratory Products and Services Segment revenues were $6.43 billion in 2009, compared with $6.46 billion in 2008. Adjusted operating income for the segment declined 4% in 2009, and adjusted operating margin declined to 13.7%, versus 14.2% a year ago.

Use of Non-GAAP Financial Measures
In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We also use a non-GAAP measure, free cash flow, which excludes operating cash flows from discontinued operations and deducts net capital expenditures. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

For example:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude certain acquisition-related costs, including charges for the sale of inventories revalued at the date of acquisition and significant transaction costs. We exclude these costs because we do not believe they are indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 20 years. Our adjusted EPS estimate for 2010 excludes approximately $.96 of expense for the amortization of acquisition-related intangible assets for acquisitions completed through the end of 2009. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, benefits from tax credit carryforwards and the impact of significant tax audits or events (such as the one-time effect on deferred tax balances of enacted changes in tax rates), which are either isolated or cannot be expected to occur again with any regularity or predictability and that we believe are not indicative of our normal operating gains and losses. For example, we exclude gains/losses from items such as the sale of a business or real estate, gains or losses on significant litigation-related matters, gains on curtailments of pension plans, the early retirement of debt and debt facilities, and discontinued operations.

We also report free cash flow, which is operating cash flow, net of capital expenditures, and also excludes operating cash flows from discontinued operations to provide a view of the continuing operations' ability to generate cash for use in acquisitions and other investing and financing activities.

Thermo Fisher's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo Fisher's results of operations and cash flows included in this press release are not meant to be considered superior to or a substitute for Thermo Fisher's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo Fisher's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as acquisitions and decisions concerning the location and timing of facility consolidations.

Conference Call
Thermo Fisher Scientific will hold its earnings conference call today, February 3, at 8:30 a.m. Eastern time. To listen, dial (866) 804-6922 within the U.S. or (857) 350-1668 outside the U.S., and use conference ID 27442368. You may also listen to the call live on our Website, www.thermofisher.com, by clicking on "Investors." You will find this press release, including the accompanying reconciliation of non-GAAP financial measures and related information, in that section of our Website under "Financial Results." An audio archive of the call will be available under "Webcasts and Presentations" through Friday, February 26, 2010.

About Thermo Fisher Scientific
Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science, enabling our customers to make the world healthier, cleaner and safer. With revenues of more than $10 billion, we have approximately 35,000 employees and serve over 350,000 customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental and industrial process control settings. Serving customers through two premier brands, Thermo Scientific and Fisher Scientific, we help solve analytical challenges from routine testing to complex research and discovery. Thermo Scientific offers customers a complete range of high-end analytical instruments as well as laboratory equipment, software, services, consumables and reagents to enable integrated laboratory workflow solutions. Fisher Scientific provides a complete portfolio of laboratory equipment, chemicals, supplies and services used in healthcare, scientific research, safety and education. Together, we offer the most convenient purchasing options to customers and continuously advance our technologies to accelerate the pace of scientific discovery, enhance value for customers and fuel growth for shareholders and employees alike. Visit www.thermofisher.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the company's Quarterly Report on Form 10-Q for the period ended September 26, 2009, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; general worldwide economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; the effect of laws and regulations governing government contracts; the effect of competing with certain of our customers and suppliers; and the effect of rapid changes in the healthcare industry. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

###

Consolidated Statement of Income (a)(b)(c)

(In millions except per share amounts)	Three Months Ended December 31, 2009	% of Revenues	December 31, 2008	% of Revenues
Revenues	$ 2,839.4		$ 2,646.3	
Costs and Operating Expenses:				
Cost of revenues (d)	1,667.0	58.7%	1,549.0	58.5%
Selling, general and administrative expenses (e)	598.6	21.1%	545.4	20.6%
Amortization of acquisition-related intangible assets	156.4	5.5%	148.0	5.6%
Research and development expenses	69.3	2.4%	60.9	2.3%
Restructuring and other costs (income), net (f)	23.8	0.9%	20.5	0.8%
	2,515.1	88.6%	2,323.8	87.8%
Operating Income	324.3	11.4%	322.5	12.2%
Interest Income	3.6		11.6	
Interest Expense	(29.1)		(34.0)	
Other Expense, Net (g)	(17.9)		(5.0)	
Income from Continuing Operations Before Income Taxes	280.9		295.1	
Provision for Income Taxes (h)	(6.6)		(7.6)	
Income from Continuing Operations	274.3		287.5	
Loss on Disposal of Discontinued Operations (net of income tax benefit of $0.6 and $0.2)	(1.0)		(0.5)	
Net Income	$ 273.3	9.6%	$ 287.0	10.8%
Earnings per Share from Continuing Operations:				
Basic	$ .67		$ .69	
Diluted	$ .65		$ .67	
Earnings per Share:				
Basic	$ .67		$ .68	
Diluted	$ .65		$ .67	
Weighted Average Shares:				
Basic	408.7		418.4	
Diluted	422.2		427.2	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin

GAAP Operating Income (b)	$ 324.3	11.4%	$ 322.5	12.2%
Cost of Revenues Charges (d)	4.8	0.2%	0.7	0.0%
Selling, General and Administrative Costs (Income), Net (e)	0.5	0.0%	-	0.0%
Restructuring and Other Costs (Income), Net (f)	23.8	0.9%	20.5	0.8%
Amortization of Acquisition-related Intangible Assets	156.4	5.5%	148.0	5.6%
Adjusted Operating Income (c)	$ 509.8	18.0%	$ 491.7	18.6%

Reconciliation of Adjusted Net Income

GAAP Net Income (b)	$ 273.3	9.6%	$ 287.0	10.8%
Cost of Revenues Charges (d)	4.8	0.2%	0.7	0.0%
Selling, General and Administrative Costs (Income), Net (e)	0.5	0.0%	-	0.0%
Restructuring and Other Costs (Income), Net (f)	23.8	0.9%	20.5	0.8%
Amortization of Acquisition-related Intangible Assets	156.4	5.5%	148.0	5.6%
Amortization of Acquisition-related Intangible Assets – Equity Investments	0.7	0.0%	0.7	0.0%
Other Expense, Net (g)	15.1	0.5%	3.8	0.2%
Provision for Income Taxes (h)	(90.0)	-3.2%	(89.5)	-3.4%
Discontinued Operations, Net of Tax	1.0	0.0%	0.5	0.0%
Adjusted Net Income (c)	$ 385.6	13.6%	$ 371.7	14.0%

Reconciliation of Adjusted Earnings per Share

GAAP EPS (b)	$ 0.65	$ 0.67
Cost of Revenues Charges, Net of Tax (d)	0.01	-
Selling, General and Administrative Costs (Income), Net of Tax (e)	-	-
Restructuring and Other Costs, Net of Tax (f)	0.03	0.03
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.21	0.20
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments	-	-
Other Expense, Net of Tax (g)	0.02	0.01
Provision for Income Taxes (h)	(0.01)	(0.04)
Discontinued Operations, Net of Tax	-	-
Adjusted EPS (c)	$ 0.91	$ 0.87

Reconciliation of Free Cash Flow

GAAP Net Cash Provided by Operating Activities (b)	$ 538.6	$ 460.3
Net Cash Used in Discontinued Operations	0.2	0.5
Purchases of Property, Plant and Equipment	(81.7)	(104.6)
Proceeds from Sale of Property, Plant and Equipment	3.8	5.6
Free Cash Flow	$ 460.9	$ 361.8

Segment Data (i)

(In millions except percentage amounts)	Three Months Ended			
	December 31, 2009	% of Revenues	December 31, 2008	% of Revenues
Revenues				
Analytical Technologies	$ 1,193.2	42.0%	$ 1,136.0	42.9%
Laboratory Products and Services	1,773.0	62.4%	1,619.1	61.2%
Eliminations	(126.8)	-4.4%	(108.8)	-4.1%
Consolidated Revenues	$ 2,839.4	100.0%	$ 2,646.3	100.0%
Operating Income and Operating Margin				
Analytical Technologies	$ 259.7	21.8%	$ 253.6	22.3%
Laboratory Products and Services	250.1	14.1%	238.1	14.7%
Subtotal Reportable Segments	509.8	18.0%	491.7	18.6%
Cost of Revenues Charges (d)	(4.8)	-0.2%	(0.7)	0.0%
Selling, General and Administrative Costs (Income), Net (e)	(0.5)	0.0%	-	0.0%
Restructuring and Other (Costs) Income, Net (f)	(23.8)	-0.9%	(20.5)	-0.8%
Amortization of Acquisition-related Intangible Assets	(156.4)	-5.5%	(148.0)	-5.6%
GAAP Operating Income (b)	$ 324.3	11.4%	$ 322.5	12.2%

(a) On January 1, 2009, the company adopted new accounting rules concerning convertible debt accounting and the calculation of earnings per share, respectively. These rules require adjustment of prior periods to conform to current accounting.

(b) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(c) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (d) for details); certain credits/charges to selling, general and administrative expenses (see note (e) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (f) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (g) for details); the tax consequences of the preceding items (see note (h) for details); and results of discontinued operations.

(d) Reported results in 2009 and 2008 include charges for the sale of inventories revalued at the date of acquisition and accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations.

(e) Reported results in 2009 include transaction costs related to the acquisition of B.R.A.H.M.S.

(f) Reported results in 2009 and 2008 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses, real estate consolidations, and, in 2008, impairment of intangible assets associated with a small business unit.

(g) Reported results in 2009 include a $15.1 loss on early extinguishment of debt. Reported results in 2008 include a $3.8 loss from an other than temporary decline in the fair market value of available-for-sale investments.

(h) Reported provision for income taxes includes $84.4 and $71.2 of incremental tax benefit in 2009 and 2008, respectively, for the pre-tax reconciling items between GAAP and adjusted net income. Reported results in 2009 also include $5.6 of incremental tax benefit from reversal of tax reserve established at acquisition and from adjusting the company's deferred tax balances as a result of newly enacted tax rates. Reported results in 2008 also include $18.3 of incremental tax benefit from adjusting the company's deferred tax balances as a result of a change in the apportionment of state rates.

(i) During the first quarter of 2009, the company transferred management responsibility for a product line between segments. Segment information for 2008 has been reclassified to reflect this transfer.

Notes:

Consolidated depreciation expense in 2009 and 2008 is $50.8 and $46.4, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $11.7 and $13.6 in 2009 and 2008, respectively.

Consolidated Statement of Income (a)(b)(c)

(In millions except per share amounts)	Twelve Months Ended December 31, 2009	% of Revenues	December 31, 2008	% of Revenues
Revenues	$ 10,109.7		$ 10,498.0	
Costs and Operating Expenses:				
Cost of revenues (d)	5,960.3	59.0%	6,167.6	58.8%
Selling, general and administrative expenses (e)	2,196.6	21.7%	2,213.7	21.1%
Amortization of acquisition-related intangible assets	597.0	5.9%	602.8	5.8%
Research and development expenses	246.1	2.4%	249.1	2.4%
Restructuring and other costs (income), net (f)	60.8	0.6%	35.4	0.3%
	9,060.8	89.6%	9,268.6	88.3%
Operating Income	1,048.9	10.4%	1,229.4	11.7%
Interest Income	16.1		51.7	
Interest Expense	(118.1)		(151.5)	
Other Expense, Net (g)	(19.8)		(1.6)	
Income from Continuing Operations Before Income Taxes	927.1		1,128.0	
Provision for Income Taxes (h)	(75.8)		(152.6)	
Income from Continuing Operations	851.3		975.4	
(Loss) Gain on Disposal of Discontinued Operations (net of income tax benefit of $0.6 in 2009 and net of income tax provision of $3.5 in 2008)	(1.0)		5.5	
Net Income	$ 850.3	8.4%	$ 980.9	9.3%
Earnings per Share from Continuing Operations:				
Basic	$ 2.06		$ 2.33	
Diluted	$ 2.01		$ 2.24	
Earnings per Share:				
Basic	$ 2.06		$ 2.34	
Diluted	$ 2.01		$ 2.25	
Weighted Average Shares:				
Basic	412.4		418.2	
Diluted	422.8		434.7	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin

GAAP Operating Income (b)	$ 1,048.9	10.4%	$ 1,229.4	11.7%
Cost of Revenues Charges (d)	6.7	0.1%	1.5	0.0%
Selling, General and Administrative Costs (e)	1.5	0.0%	-	0.0%
Restructuring and Other Costs (Income), Net (f)	60.8	0.6%	35.4	0.3%
Amortization of Acquisition-related Intangible Assets	597.0	5.9%	602.8	5.8%
Adjusted Operating Income (c)	$ 1,714.9	17.0%	$ 1,869.1	17.8%

Reconciliation of Adjusted Net Income

GAAP Net Income (b)	$ 850.3	8.4%	$ 980.9	9.3%
Cost of Revenues Charges (d)	6.7	0.1%	1.5	0.0%
Selling, General and Administrative Costs (e)	1.5	0.0%	-	0.0%
Restructuring and Other Costs (Income), Net (f)	60.8	0.6%	35.4	0.3%
Amortization of Acquisition-related Intangible Assets	597.0	5.9%	602.8	5.8%
Amortization of Acquisition-related Intangible Assets – Equity Investments	2.8	0.0%	2.8	0.0%
Other Expense (Income), Net (g)	17.6	0.2%	(6.0)	0.0%
Provision for Income Taxes (h)	(247.0)	-2.4%	(249.9)	-2.4%
Discontinued Operations, Net of Tax	1.0	0.0%	(5.5)	0.0%
Adjusted Net Income (c)	$ 1,290.7	12.8%	$ 1,362.0	13.0%

Reconciliation of Adjusted Earnings per Share

GAAP EPS (b)	$ 2.01	$ 2.25
Cost of Revenues Charges, Net of Tax (d)	0.01	-
Selling, General and Administrative Costs, Net of Tax (e)	-	-
Restructuring and Other Costs, Net of Tax (f)	0.10	0.06
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.91	0.89
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments	-	-
Other Expense (Income), Net of Tax (g)	0.03	-
Provision for Income Taxes (h)	(0.01)	(0.06)
Discontinued Operations, Net of Tax	-	(0.01)
Adjusted EPS (c)	$ 3.05	$ 3.13

Reconciliation of Free Cash Flow

GAAP Net Cash Provided by Operating Activities (b)	$ 1,659.2	$ 1,420.2
Net Cash Used in Discontinued Operations	1.1	1.6
Purchases of Property, Plant and Equipment	(207.5)	(264.4)
Proceeds from Sale of Property, Plant and Equipment	13.4	15.4
Free Cash Flow	$ 1,466.2	$ 1,172.8

Segment Data (i)

(In millions except percentage amounts)		Twelve Months Ended			
		December 31, 2009	% of Revenues	December 31, 2008	% of Revenues
Revenues					
Analytical Technologies	$	4,153.9	41.1%	$ 4,468.6	42.6%
Laboratory Products and Services		6,426.6	63.6%	6,455.2	61.5%
Eliminations		(470.8)	-4.7%	(425.8)	-4.1%
Consolidated Revenues	$	10,109.7	100.0%	$ 10,498.0	100.0%
Operating Income and Operating Margin					
Analytical Technologies	$	837.3	20.2%	$ 955.3	21.4%
Laboratory Products and Services		877.6	13.7%	913.8	14.2%
Subtotal Reportable Segments		1,714.9	17.0%	1,869.1	17.8%
Cost of Revenues Charges (d)		(6.7)	-0.1%	(1.5)	0.0%
Selling, General and Administrative Costs (e)		(1.5)	0.0%	-	0.0%
Restructuring and Other (Costs) Income, Net (f)		(60.8)	-0.6%	(35.4)	-0.3%
Amortization of Acquisition-related Intangible Assets		(597.0)	-5.9%	(602.8)	-5.8%
GAAP Operating Income (b)	$	1,048.9	10.4%	$ 1,229.4	11.7%

(a) On January 1, 2009, the company adopted new accounting rules concerning convertible debt accounting and the calculation of earnings per share, respectively. These rules require adjustment of prior periods to conform to current accounting.

(b) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(c) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (d) for details); certain credits/charges to selling, general and administrative expenses (see note (e) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (f) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (g) for details); the tax consequences of the preceding items (see note (h) for details); and results of discontinued operations.

(d) Reported results in 2009 and 2008 include charges for the sale of inventories revalued at the date of acquisition and accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations.

(e) Reported results in 2009 include transaction costs related to the acquisitions of Biolab and B.R.A.H.M.S. offset in part by a gain primarily from settlement of certain pre-merger Fisher product liability-related matters.

(f) Reported results in 2009 and 2008 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses, real estate consolidations, gains on pension plan curtailments, gain/loss on a pre-acquisition litigation-related matter and, in 2008, impairment of intangible assets associated with a small business unit, and a charge for in-process research and development at an acquisition.

(g) Reported results in 2009 include a $15.1 loss on early extinguishment of debt; $3.1 of impairment losses on investments resulting from other-than-temporary declines in the fair market value, net of gains on sale of investments for which impairment losses were recorded in prior periods and a gain on a joint venture investment recognized upon acquisition of the remaining interest in the entity. Reported results in 2008 include a $9.8 currency transaction gain associated with an intercompany financing transaction and a $3.8 loss from an other than temporary decline in the fair market value of available-for-sale investments.

(h) Reported provision for income taxes includes $241.5 and $222.0 of incremental tax benefit in 2009 and 2008, respectively, for the pre-tax reconciling items between GAAP and adjusted net income. Reported results in 2009 also include $5.5 of incremental tax benefit from reversal of tax reserve established at acquisition and from adjusting the company's deferred tax balances as a result of newly enacted tax rates. Reported results in 2008 also include $27.9 of incremental tax benefit from adjusting the company's deferred tax balances as a result of a change in the apportionment of state tax rates and newly enacted tax rates in Switzerland.

(i) During the first quarter of 2009, the company transferred management responsibility for a product line between segments. Segment information for 2008 has been reclassified to reflect this transfer.

Notes:

Consolidated depreciation expense in 2009 and 2008 is $190.3 and $189.9, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $68.1 and $57.1 in 2009 and 2008, respectively.

Condensed Consolidated Balance Sheet (a)

(In millions)	Dec. 31, 2009		Dec. 31, 2008	
Assets				
Current Assets:				
Cash and cash equivalents	$	1,564.1	$	1,280.5
Short-term investments		7.1		7.5
Accounts receivable, net		1,409.6		1,478.1
Inventories		1,131.4		1,171.4
Other current assets		418.7		408.4
Total current assets		4,530.9		4,345.9
Property, Plant and Equipment, Net		1,333.4		1,275.3
Acquisition-related Intangible Assets		6,337.0		6,423.2
Other Assets		416.6		367.9
Goodwill		8,982.9		8,677.7
Total Assets	$	21,600.8	$	21,090.0
Liabilities and Shareholders' Equity				
Current Liabilities:				
Short-term obligations and current maturities of long-term obligations	$	117.5	$	14.8
Other current liabilities		1,521.8		1,525.4
Total current liabilities		1,639.3		1,540.2
Other Long-term Liabilities		2,464.7		2,595.9
Long-term Obligations		2,064.0		2,003.2
Incremental Convertible Debt Obligation		1.9		24.2
Total Shareholders' Equity		15,430.9		14,926.5
Total Liabilities and Shareholders' Equity	$	21,600.8	$	21,090.0

(a) On January 1, 2009, the company adopted a new rule on accounting for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. The rule requires adjustment of prior periods to conform to current accounting.

Condensed Consolidated Statement of Cash Flows (a)

(In millions)	Twelve Months Ended	
	December 31, 2009	December 31, 2008
Operating Activities		
Net income	$ 850.3	$ 980.9
Loss (gain) on disposal of discontinued operations	1.0	(5.5)
Income from continuing operations	851.3	975.4
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:		
Depreciation and amortization	787.3	792.7
Change in deferred income taxes	(244.2)	(131.4)
Other non-cash expenses, net	155.5	102.8
Changes in assets and liabilities, excluding the effects of acquisitions and dispositions	110.4	(317.7)
Net cash provided by continuing operations	1,660.3	1,421.8
Net cash used in discontinued operations	(1.1)	(1.6)
Net cash provided by operating activities	1,659.2	1,420.2
Investing Activities		
Acquisitions, net of cash acquired	(637.3)	(201.5)
Purchases of property, plant and equipment	(207.5)	(264.4)
Proceeds from sale of property, plant and equipment	13.4	15.4
Other investing activities, net	1.9	(7.4)
Net cash used in continuing operations	(829.5)	(457.9)
Net cash provided by discontinued operations	-	7.9
Net cash used in investing activities	(829.5)	(450.0)
Financing Activities		
Decrease in short-term notes payable	(21.1)	(15.4)
Purchases of company common stock	(414.6)	(187.4)
Net proceeds from issuance of company common stock	54.4	85.1
Tax benefits from stock-based compensation awards	2.6	25.4
Net proceeds from issuance of long-term debt	748.2	-
Settlement of convertible debt	(615.5)	(4.7)
Redemption and repayment of long-term obligations	(311.5)	(131.4)
Net cash used in financing activities	(557.5)	(228.4)
Exchange Rate Effect on Cash of Continuing Operations	11.4	(86.4)
Increase in Cash and Cash Equivalents	283.6	655.4
Cash and Cash Equivalents at Beginning of Period	1,280.5	625.1
Cash and Cash Equivalents at End of Period	$ 1,564.1	$ 1,280.5
Free Cash Flow (b)	$ 1,466.2	$ 1,172.8

(a) On January 1, 2009, the company adopted a new rule on accounting for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. The rule requires adjustment of prior periods to conform to current accounting.

(b) Free cash flow is net cash provided by operating activities of continuing operations less net purchases of property, plant and equipment.